April 24, 2026

John Rood
Chief Executive Officer
Momentus Inc.
1762 Automation Parkway
San Jose, CA 95131

       Re: Momentus Inc.
           Registration Statement on Form S-3
           Filed April 21, 2026
           File No. 333-295224
Dear John Rood:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing